

July 19, 2018

Robert Cook
Chief Financial Officer
CorMedix Inc.
400 Connell Drive, Suite 5000
Berkeley Heights, NY 07922

> **Re: CorMedix Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 19, 2018**
> **File No. 001-34673**

Dear Mr. Cook:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance